FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of September, 2016

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F  ☒  Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐  No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                  ]

NATIONAL BANK OF GREECE

PRESS RELEASE

National Bank of Greece announces the completion of sale of the funds managed by NBGI PE Ltd.

Athens

30/09/2016

National Bank of Greece S.A. (“NBG”) announces the transfer of its 100% of its interests in eleven Limited Partnerships (the “Funds”) held directly or indirectly by NBG and managed by NBGI PE Limited (“NBGI PE”) (the “Transaction”) to funds managed by Deutsche Bank Private Equity (“DBPE”) and Goldman Sachs Asset Management (“GSAM”) (hereafter collectively referred to as “the Buyers”).

The agreed consideration is €288 mn. With the successful completion of the Transaction while taking into consideration the related transaction expenses, the CET1 ratio is increased by c.23bps, based on Q2 2016 results.

The sale of the Funds underlines NBG management’s unequivocal commitment to the successful implementation of the Bank’s restructuring plan and its long-term strategy to successfully redeploy capital towards the Greek economy and be instrumental in the country’s economic recovery.

Greenhill Cogent Europe acted as financial advisor and Proskauer Rose (UK) acted as international legal counsel to NBG.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Kyriakopoulos

(Registrant)

Date: September 30th, 2016

Chief Financial Officer

/s/ George Angelides

(Registrant)

Date: September 30th, 2016

Director, Financial Division